Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Esportz Entertainment Corp.
18004 Sky Park Circle, Suite 120
Irvine, CA 92614
https://www.esportznetwork.com

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Esportz Entertainment Corp.
Address: 18004 Sky Park Circle, Suite 120, Irvine, CA 92614
State of Incorporation: DE
Date Incorporated: February 08, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $350.00

Maximum subject to adjustment for bonus shares. See Bonuses below

Perks* and Investment Bonuses

$500+ : 10% Bonus Shares and Premium Esportz Network Membership (Lifetime)

$1,000+ : 15% Bonus Shares and Premium Esportz Network Membership (Lifetime)

$2,500+ : 20% Bonus Shares and Premium Esportz Network Membership (Lifetime)

$5,000+ : 25% Bonus Shares and Premium Esportz Network Membership (Lifetime)

$10,000+ : 30% Bonus Shares and Premium Esportz Network Membership (Lifetime)

*All perks occur after the offering is closed.

The 10% Bonus for StartEngine Shareholders

Esportz Entertainment Corp. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc.

investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Esportz Entertainment Corp. is built around the notion of advancing communications in esports to the professional level that traditional sports maintain. We aim to do this primarily through our two branches Esportz Network and Esportz Pro. The third branch, EZ Pro, helps us provide further branding and association of Esportz Entertainment Corp. ventures.

We bring a multitude of experienced perspectives to every opportunity, finding the most compelling approach to get exceptional results. Our marketing and media relations team is among the best in the world. We specialize in brand and product launch and relaunch.

Our goal is to serve Fortune 100/500 companies, brands, teams, gamers, event organizers, investors, entrepreneurs, and startups to ensure you get the most out of your esports investment. We know how important it is to reach esports fans wherever they live and play.

Mindstream LLC has granted a three-year renewable agreement to Esports Entertainment Corp. to provide pending trademarks, esportz domain names, branding, graphic design and video, website, social media channels and YouTube channel revenues.

Competitors and Industry

Esportz Network will be all esports and a trusted source of esports information and background interest stories. Several news coverage sites yet few networks with shows: Outlets are scattered among segmented esports communities. Here are organizations which may be considered to be a competitor to a portion of our offering: ESL Gaming, Dot Esports, GosuGamer, DBL Tap, ESPN Esports, eSPORTS1, Esports Heaven, GFinity Esports, Inven Global, Esports TV & News Network, Daily Esports, The Players Lobby.

Esportz Pro is focused on media training and management for individuals, teams and universities. Very few media organizations work in esports communications. It is likely some may enter the space in the future. We have not yet identified a direct competitor.

There are several companies producing esports related apparel which include: https://www.esportsgear.com, https://sectorsixapparel.com, https://raven.gg, https://metathreads.com, https://shop.eslgaming.com, https://ultesports.com, https://arma.gg, https://blackchromeusa.com/our-range/esports, https://www.manatee.gg, https://h4x.gg, https://www.designbyhumans.com/gaming/esports,

https://electronicgamersleague.com, https://agentinq.com, https://www.jinx.com

Current Stage and Roadmap

All legal and regulatory foundations for our Delaware incorporation are filed as well as our trademarking.

Content is currently being generated for Esportz Network and distributed through Facebook, Instagram, Twitter, YouTube, and Podcasting. With the help of further funding, we will be able to expand our content generation for all of these platforms and more through the proposed media center and Esportz Network website. Once live, we can begin generating revenues through advertising, memberships, tournaments, sponsorships, and private placements.

Curriculum and training for Esportz Pro courses and training have their framework and are under development with proven professional curriculum writers already considered. We are currently reaching out to prospects that are interested in sponsoring our Esportz Pro College program. If a national sponsor agrees to fund the program, we will receive revenues in accordance with the terms of the contract. Our LearnWorlds domain and website are set up and ready for the course material which is in development. Our partnership with Orai is also signed and ready to be integrated into our training programs when they are finalized.

The Team

Officers and Directors

Name: Mark F Thimmig

Mark F Thimmig's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman, Chief Executive Officer (CEO)
  Dates of Service: February 08, 2019 - Present
  Responsibilities: The Chairman is responsible for ensuring that the Board as a whole plays a full and constructive part in the development and determination of the Company's strategy and overall commercial objectives. ... The CEO is responsible, with the executive team, for implementing the decisions of the Board and its Committees. In addition to the overall success of an organization or company, the CEO is responsible for leading the development and execution of long-term strategies, with the goal of increasing shareholder value. Duties, responsibilities and job description of the CEO include: • Communicating, on behalf of the company, with shareholders, government entities, and the public • Leading the development of the company's short- and long-term strategy • Creating and implementing the company or organization's vision and mission • Evaluating the work of other executive leaders within the company, including directors, vice presidents, and presidents • Maintaining awareness of the

competitive market landscape, expansion opportunities, industry developments, etc. • Ensuring that the company maintains high social responsibility wherever it does business • Assessing risks to the company and ensuring they are monitored and minimized • Setting strategic goals and making sure they are measurable and describable

- **Position:** Chief Financial Officer (CFO)
  Dates of Service: February 08, 2019 - Present
  Responsibilities: The chief financial officer (CFO) is the officer of a company that has primary responsibility for managing the company's finances, including financial planning, management of financial risks, record-keeping, financial reporting an analysis of data. CFO responsibilities also include the authority to establish accounting policies and procedures for credit and collections, purchasing, payment of bills, and other financial obligations. Cash is king and the flow of cash, or cash flow, is the most important job.

Other business experience in the past three years:

- **Employer:** Conservaco, LLC
  Title: Chairman, CEO, CFO
  Dates of Service: July 05, 2012 - Present
  Responsibilities: The Chairman is responsible for ensuring that the Board as a whole plays a full and constructive part in the development and determination of the Company's strategy and overall commercial objectives. The CEO is responsible, with the executive team, for implementing the decisions of the Board and its Committees. In addition to the overall success of an organization or company, the CEO is responsible for leading the development and execution of long-term strategies, with the goal of increasing shareholder value. Duties, responsibilities and job description of the CEO include: • Communicating, on behalf of the company, with shareholders, government entities, and the public • Leading the development of the company's short- and long-term strategy • Creating and implementing the company or organization's vision and mission • Evaluating the work of other executive leaders within the company, including directors, vice presidents, and presidents • Maintaining awareness of the competitive market landscape, expansion opportunities, industry developments, etc. • Ensuring that the company maintains high social responsibility wherever it does business • Assessing risks to the company and ensuring they are monitored and minimized • Setting strategic goals and making sure they are measurable and describable The chief financial officer (CFO) is the officer of a company that has primary responsibility for managing the company's finances, including financial planning, management of financial risks, record-keeping, financial reporting an analysis of data. CFO responsibilities also include the authority to establish accounting policies and procedures for credit and collections, purchasing, payment of bills, and other financial obligations.

Other business experience in the past three years:

- **Employer:** Please see Mark Thimmig's Linked Profile for a complete list of current and past positions
  Title: Chairman, CEO
  Dates of Service: September 21, 1976 - Present
  Responsibilities: The Chairman is responsible for ensuring that the Board as a whole plays a full and constructive part in the development and determination of the Company's strategy and overall commercial objectives. The CEO is responsible, with the executive team, for implementing the decisions of the Board and its Committees. In addition to the overall success of an organization or company, the CEO is responsible for leading the development and execution of long-term strategies, with the goal of increasing shareholder value. Duties, responsibilities and job description of the CEO include: • Communicating, on behalf of the company, with shareholders, government entities, and the public • Leading the development of the company's short- and long-term strategy • Creating and implementing the company or organization's vision and mission • Evaluating the work of other executive leaders within the company, including directors, vice presidents, and presidents • Maintaining awareness of the competitive market landscape, expansion opportunities, industry developments, etc. • Ensuring that the company maintains high social responsibility wherever it does business • Assessing risks to the company and ensuring they are monitored and minimized • Setting strategic goals and making sure they are measurable and describable The chief financial officer (CFO) is the officer of a company that has primary responsibility for managing the company's finances, including financial planning, management of financial risks, record-keeping, financial reporting an analysis of data. CFO responsibilities also include the authority to establish accounting policies and procedures for credit and collections, purchasing, payment of bills, and other financial obligations. Cash is king and the flow of cash, or cash flow, is the most important job.

Name: Jordan C Thimmig

Jordan C Thimmig's current primary role is with Conservaco, LLC. Jordan C Thimmig currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Company Secretary, Chief Technology Officer
  Dates of Service: February 08, 2019 - Present
  Responsibilities: As Corporate Secretary's Jordan's duties include, ensuring the integrity of the governance framework, being responsible for the efficient administration of a company, ensuring compliance with statutory and regulatory requirements and implementing decisions made by the Board of Directors. As Chief Technology Officer, Jordan's duties include, developing the company's strategy for using technological resources. Ensuring technologies are used

efficiently, profitably and securely. Evaluating and implementing new systems and infrastructure.

Other business experience in the past three years:

- **Employer:** Conservaco, LLC
  Title: Chief Technology Officer (CTO)
  Dates of Service: December 01, 2018 - Present
  Responsibilities: As Chief Technology Officer, Jordan's duties include, developing the company's strategy for using technological resources. Ensuring technologies are used efficiently, profitably and securely. Evaluating and implementing new systems and infrastructure.

Other business experience in the past three years:

- **Employer:** Please see Jordan Thimmig's Linked Profile
  Title: Multiple Positions
  Dates of Service: September 15, 2012 - Present
  Responsibilities: Multiple roles and responsibilities

Name: Ryan R. Thimmig

Ryan R. Thimmig's current primary role is with Conservaco, LLC The Ignite Agency. Ryan R. Thimmig currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President of Sales and Marketing
  Dates of Service: February 08, 2019 - Present
  Responsibilities: As VP of Sales and Marketing is responsible for managing all brands, distribution channels, and deployment of sales for the organization. He is responsible for working with the CEO to develop the strategic sales plans based on company goals that will promote sales growth and customer satisfaction for the organization.

Other business experience in the past three years:

- **Employer:** Conservaco, LLC The Ignite Agency
  Title: Vice President of Sales and Marketing
  Dates of Service: August 01, 2018 - Present
  Responsibilities: As VP of Sales and Marketing is responsible for managing all brands, distribution channels, and deployment of sales for the organization. He is responsible for working with the CEO to develop the strategic sales plans based on company goals that will promote sales growth and customer satisfaction for the organization.

Other business experience in the past three years:

- **Employer:** Please see Ryan's Linkedin Profile for a detailed list
  Title: Multiple Roles across multiple companies
  Dates of Service: December 10, 2011 - Present
  Responsibilities: Multiple Responsibilities across multiple companies

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Esportz Entertainment Corp. shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product offerings, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Esportz Entertainment Corp. security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months Following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common shares in the amount of up to 1,007,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." If the Company is able to obtain capital it may be on unfavorable terms or terms which excessively dilute then-existing equity holders. If the Company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing, and expansion efforts and, if it continues to experience losses, potentially cease operations.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your

investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating

needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing for equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Esportz Entertainment Corp. was formed on February 8, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Esportz Entertainment Corp. has incurred has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and minimal revenue. If you are investing in this company, it's because you think that esports is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed.

Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property. If competitors are able to bypass our trademark protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals

for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, website development, broadcasting, marketing, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Esportz Entertainment Corp. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Esportz Entertainment Corp. could harm our reputation and materially negatively impact our financial condition and business.

The Company faces significant competition

The Company faces competition from other companies, some of which might have received more funding than the Company has. One or more of the Company's competitors could offer services similar to those offered by the Company at significantly lower prices, which would cause downward pressure on the prices the Company would be able to charge for its services. If the Company is not able to charge the prices it anticipates charging for its services, there may be a material adverse effect on the Company's results of operations and financial condition. In addition, while the Company believes it is well-positioned to be the market leader in its industry, the emergence of one of its existing or future competitors as a market leader may limit the Company's ability to achieve national brand recognition, which could also have a material adverse effect on the Company's results of operations and financial condition.

The Company may not be able to manage its potential growth.

For the Company to succeed, it needs to experience significant expansion. There can

be no assurance that it will achieve this expansion. This expansion, if accomplished, may place a significant strain on the Company's management, operational and financial resources. To manage any material growth, the Company will be required to implement operational and financial systems, procedures and controls. It also will be required to expand its finance, administrative and operations staff. There can be no assurance that the Company's current and planned personnel, systems, procedures, and controls will be adequate to support its future operations at an increased level. The Company's failure to manage growth effectively could have a material adverse effect on its business, results of operations and financial condition.

Because the Company's founders, directors and executive officers may be among the Company's largest stockholders, they can exert significant control over the Company's business and affairs and have actual or potential interests that may depart from those of subscribers in the offering.

The Company's founders, directors, and executive officers own or control a significant percentage of the Company. Additionally, the holdings of the Company's directors and executive officers may increase in the future upon vesting or other maturation of exercise rights under any of the options or warrants they may hold or in the future be granted or if they otherwise acquire additional interest in the Company. The interests of such persons may differ from the interests of the Company's other stockholders, including purchasers of securities in the offering. As a result, in addition to their board seats and offices, such persons will have significant influence over and control all corporate actions requiring stockholder approval, irrespective of how the Company's other stockholders, including purchasers in the offering, may vote, including the following actions: • to elect or defeat the election of the Company's directors; • to amend or prevent amendment of the Company's Certificate of Incorporation or By-laws; • to effect or prevent a merger, sale of assets or other corporate transaction; and • to control the outcome of any other matter submitted to the Company's stockholders for a vote. Such persons' ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could reduce the Company's stock price or prevent the Company's stockholders from realizing a premium over the Company's stock price.

The Company may not have audited financial statements nor is it required to provide investors with any annual audited financial statements or quarterly unaudited financial statements.

The Company may not have audited financial statements or audited balance sheets reviewed by outside auditors. In addition, the Company is not required to provide investors in the offering with financial information concerning the Company to which the investors may use in analyzing an investment in the Company. Therefore, your decision to make an investment in the Company must be based upon the information provided to the investors in its private placement documents without financial statement information and therefore, the limited information provided herewith with which investors will make an investment decision may not completely or accurately represent the financial condition of the company. Furthermore, as a non-reporting SEC company, the Company is not required to provide you with annual audited financial statements or quarterly unaudited financial statements.

General Legal Uncertainties

Due to the global nature of our products, it is possible that the governments of foreign countries might attempt to regulate the Company's transmissions or prosecute the Company for violations of their laws. There can be no assurance that violations of local laws will not be alleged or charged by state or foreign governments, that the Company might not unintentionally violate such laws or that such laws will not be modified, or new laws enacted, in the future. Any of the foregoing developments could have a materially adverse effect on the Company's business. In addition, as the Company's products and services are available over the Internet in multiple states and foreign countries, such jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in each such state or foreign country. Currently, the Company is qualified to do business only in the United States, and failure by the Company to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject the Company to taxes and penalties and could result in the inability of the Company to enforce contracts in such jurisdictions. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the Company's business or the application of existing laws and regulations to the products and services could have a materially adverse effect on the Company's business.

Risk of Government Regulation

The Company is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally. However, regulatory proposals are frequently under consideration by federal, state, local and foreign governmental organizations, and it is possible that new laws or regulations may be adopted relating to such issues as user privacy, taxation, infringement, pricing, quality of products and services, and intellectual property ownership. The adoption of any such laws or regulations may decrease the demand for the Company's products, increase the Company's cost of doing business, or otherwise have a materially adverse effect on the Company's business. Moreover, the applicability to the products of existing laws governing issues such as property ownership, copyright, trademark, trade secret, obscenity, libel and personal privacy is uncertain and developing. Any new legislation or regulation, or application or interpretation of existing laws, could have a materially adverse effect on the Company's business.

Limited Operating History

No Assurance of Profitability; Anticipated Losses. The Company has a limited operating history on which to base an evaluation of its business. Accordingly, the Company's business must be considered in light of the risks, expenses and problems frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as Internet software and online video advertising. Specifically, such risks include, without limitation, the lack of acceptance by consumers of the Company's services as a medium of electronic communication, the failure by the Company to continue to develop and extend the brand, the failure of the Company to anticipate and adapt to a developing market, the Company's inability to upgrade and develop its systems and infrastructure and attract new personnel in a timely and effective manner, the inability to effectively manage

rapidly expanding operations, technical difficulties, system downtime or Internet brownouts, the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, the ability of the Company to generate customers through its advertising, governmental regulation and general economic conditions and economic conditions specific to online advertising. There can be no assurance that the Company will be successful in addressing such risks, and any failure to do so could have a materially adverse effect on the Company's business, results of operations and financial condition. The Company expects losses; there can be no assurance that the Company's operating losses will not increase in the future or that the Company will ever achieve or sustain profitability.

Risks of System Failures; Technological Risks

The performance of the Company's servers, networking hardware and software infrastructure is critical to the Company's business and reputation. Services provided by the Company are vulnerable to damage or interruption from earthquakes, fire, flood, power loss, telecommunications failure, breakdowns, human error, sabotage, and similar events. Services based on sophisticated software and computer systems often encounter development delays, and the underlying software may contain undetected errors that could cause system failures when introduced. Any system error or failure that causes interruption in availability of content or an increase in response time could result in a loss of potential or existing content affiliates and/or end-users and, if sustained or repeated, could reduce the attractiveness of the Company's products to such entities or individuals. Such system failures and interruptions would have a materially adverse effect on the Company's business.

Rapid Technological Change

To remain competitive, the Company must continue to enhance and improve the responsiveness, functionality, and features of its products to meet customer needs. Introducing new technology into the Company's systems involves numerous technical challenges and substantial amounts of personnel resources, and often may take many months to complete. The Company's success will depend, in part, on its ability to enhance its existing services, develop new services and technology that address the needs of its customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. If the Company were unable to develop new technologies effectively or adapt to customer requirements or emerging industry standards, it would have a material adverse effect on the Company's business.

Risk of Liability for Content

The Company believes that its success will depend in part upon its ability to provide information, along with other materials of interest to users of the Company's products. Because materials may be downloaded by users of the software, there is a potential that claims will be made against the Company for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature, content, publication, and distribution of such materials. Such claims have been brought, sometimes successfully, against providers in the past. In addition, the

increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the overall growth. The Company could also be exposed to liability with respect to the offering of third-party content that may be accessible through the software, or through content and materials that may be posted by end-users via the Company's products. It is also possible that if any third-party content information provided via the Company's software contains errors, third-parties could make claims against the Company for losses incurred in reliance upon such information. Even to the extent such claims do not result in liability to the Company, the Company could incur significant costs in investigating and defending against such claims. The imposition on the Company of potential liability for information carried on or disseminated through its systems could require the Company to implement measures to reduce its exposure to such liability, which may require the expenditure of substantial resources and limit the attractiveness of the Company's services to advertisers and end-users.

Rapid Technological Change

To remain competitive, the Company must continue to enhance and improve the responsiveness, functionality and features of its products to meet customer needs. Introducing new technology into the Company's systems involves numerous technical challenges and substantial amounts of personnel resources, and often may take many months to complete. The Company's success will depend, in part, on its ability to enhance its existing services, develop new services and technology that address the needs of its customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. If the Company were unable to develop new technologies effectively or adapt to customer requirements or emerging industry standards, it would have a material adverse effect on the Company's business.

Risk of Intellectual Property Infringement

To remain competitive, the Company must continue to enhance and improve the responsiveness, functionality, and features of its products to meet customer needs. Introducing new technology into the Company's systems involves numerous technical challenges and substantial amounts of personnel resources, and often may take many months to complete. The Company's success will depend, in part, on its ability to enhance its existing services, develop new services and technology that address the needs of its customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. If the Company were unable to develop new technologies effectively or adapt to customer requirements or emerging industry standards, it would have a material adverse effect on the Company's business.

Limited Protection of Technology and Trademarks

The Company's success depends significantly upon proprietary technologies. The Company will seek to protect its software, documentation and other written materials under trade secret, patent and copyright laws. Despite these protections, it may be possible for a third-party to copy or otherwise obtain and use the Company's proprietary information without authorization or to develop similar technology

independently. Also, there can be no assurance that patents owned by other entities, whether existing, pending or not yet filed, will not have a material adverse effect on the Company's ability to do business. Effective trademark, service mark, copyright, and trade secret protection may not be available in every country in which the Company's services are distributed or made available and policing unauthorized use of the Company's proprietary information is difficult. Legal standards relating to the validity, enforceability, and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving, and no assurance can be given as to the future viability or value of any proprietary rights of the Company. There can be no assurance that the steps taken by the Company have prevented or will prevent misappropriation or infringement of its proprietary information. Any such infringement or misappropriation, should it occur, may have a materially adverse effect on the Company's business. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention and could have a materially adverse effect on the Company's business.

Certain Intellectual Property (IP) Assets

The company does not own any of the IP listed in the agreement with Mindstream LLC, and is currently licensing the items from a related party that must be re-negotiated in 3 years. All IP developed after the incorporation of the company is solely owned by the company.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mark F Thimmig	5,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 5,000,000 outstanding.

Voting Rights

Each common share has one vote.

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

Voting rights to be determined upon designation of preferred stock.

Material Rights

Shares of Preferred Stock may be issued in one or more series from time to time pursuant to a resolution or resolutions providing for such issue adopted by the Board of Directors. The Board of Directors is further authorized to fix by resolution or resoltuions the designations, powers, preferences and rights, and the qualifications, limitation and restrictions thereof, of the shares of each series of Preferred Stock and the number of shares constituting any such series and the designation thereof, or any of the foregoing.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The company was established on February 8, 2019 and has a limited operating history. The company has minimal expenses and sufficient recurring revenues in the first year to operate without new revenues, however, the progress and devlopment of the company business will be much slower than forecasted.

Foreseeable major expenses based on projections:

The largest expenses will be related to building out our new Media and Apparel Center, hiring new employees, conducting media training, completing development and launching our Esportz Network through a sustained markeitng and PR promotional drive.

The development of the items listed above are estimated to take the balance of the 2019 calendar year and will apply funds from the offering in accordance with our detailed financial projections. The speed of the development may be impacted by the amount and timing of funds raised.

Future operational challenges:

Gaining brand recognition, marketshare and signing up paying memberships. Signing on a national sponsor to support our Esportz Pro College Media Training program. Rolloing out the Esportz Pro National College program across the USA to 100 Colleges. Building out the Media and Aparel Center. Creating and rolling out a new esports apparel and merchandise line.

Future challenges related to capital resources:

Gaining brand recognition, marketshare and signing up paying memberships. Getting a national sponsor signed up for our Esportz Pro College Program. Developing our new Media and Apparell Center.

Future milestones and events:

Reaching a meanigful number of paying members, advertisers and sponsors on

Esportz Network, the number of sponsored esports tournments, signing up a National Sponsor for our Esportz Pro College Program, sales of online curriculum and reaching a profitable level of apparel and merchandise sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand, YouTube recurring monthly revenues, availablity of shareholder loans. These sources will provide capaital to continue operations and make advancements on the company business plan through the balance of the year. However, the ability to fully develop the company business plan without investor capital on the time schedule planned will be impacted.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds we are planning to raise are important to the development of the company and critical in the early stages of the company development. Other funds may also come from accredited investors and from a Reg D 506 C investment offering as the company advances.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The crowdfunding raise will represent over 90% of current company funds if the full amount of the offering is raised and are essential to achieving the business plan first year objectives by the first quarter of 2020.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company can operate indefinately based upon the recurring revenue the company is receiving, the current expense structure, and the line of credit available to the company from the founder. However, the company will not be able to complete its plans for development in the first year and beyond without raising capital from investors.

How long will you be able to operate the company if you raise your maximum funding goal?

Our business plan presents a detailed analysis of how we plan to achieve continued

growth, development and profitability in the coming months and years which is supported in part by achieving the full funding goal in this offering. If the maximum funding goal is acheievd, our business plan projects continued operations and achievement without the need for additional investor capital.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As previously stated, the founder, Mark Thimmig is prepared to provide the compnay with the resources needed to continue operating the company. The company has an agreement in place with Mindstream LLC, to provide the recurring monthly revenue derrived from a highly successful YouTube channel which is expected to be $3,000 to $4,500 per month. The company may also launch additional rounds of funding through Reg D 506 C in 2019.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Mark F. Thimmig
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Executed contract on behalf of Esportz Entertainment Corp. and Mindstream LLC. Mark F. Thimmig is the sole owner of Mindstream LLC and Sole owner of Esportz Entertainment Corp.
  Material Terms: Executed contract with Mindstream LLC for a license to the operating assets and revenues of the company.

- **Name of Entity:** Conservaco, LLC / The Ignite Agency
  Names of 20% owners: Mark F. Thimmig
  Relationship to Company: Provides Office Space, Marketing and PR Services
  Nature / amount of interest in the transaction: Esportz Entertainment Corp. has been provided office space to conduct its administrative operations which will incur renatl cost once the company is funding through the Reg CF offering and will purchase business development, marketing, website development, and PR services in support of the company on an as needed basis at fair market pricing.
  Material Terms: Invoices will be prepared with terms including the services provided, price, and due date for payment.

- **Name of Entity:** Mindstream LLC
  Names of 20% owners: Mark F. Thimmig
  Relationship to Company: Mindstream LLC has approved an agreement to

provide YouTube show revenues, trade names, and other intellectual property to Esportz Entertainment at no cost for a three year period.

Nature / amount of interest in the transaction: There is no cost to Esportz Entertainment Corp. for this agreement.

Material Terms: Mindstream LLC, Licensor, is providing Esportz Entertainment Corp., Licensee, with an exclusive global license for a period of three (3) years from the date of this agreement to certain wholly owned assets at no cost to Licensee as listed below. • USPTO pending trademarks for Esportz, Esportz Network, Esportz Pro and EZPro • Esportz related Domain Names as noted on the attachment. • Esportz branding, graphic design and video • Esportz Company Shopify website – www.esportznetwork.com • Esportz Social Media, Facebook, Instagram, Twitter, YouTube • StoryTimeWithMsBecky YouTube channel, #1 Children's book reading channel on YouTube in the world. Includes a library of 520 shows, 23+ Million views, 60,000 + subscribers and monthly YouTube AdSense revenue. Any improvements made to these assets during the term of this agreement will remain with the assets and convey fully to the benefit of Mindstream LLC without cost or obligation. At the conclusion of the three-year (3) agreement, March 1, 2022, the parties will work together to negotiate a new agreement for an additional term. The terms of the new agreement may include compensation and other benefits to Mindstream LLC as mutually agreed by the parties. Assignment of this agreement in whole or in part requires the written approval of Mindstream LLC, which shall not be unreasonably withheld. Mindstream LLC shall have up to 90 days after receiving written notification of the intent to transfer which must contain relevant information needed to properly review any offer for transfer. In the event that any local, state, national or international fees or taxes of any type relating to these assets are due and payable during the term of the agreement or following the term of the agreement for the period of the agreement, Licensee shall be solely responsible for payment of all fees and or taxes. Maintenance of Confidentiality. Each party shall take reasonable measures to protect the secrecy of and avoid disclosure and unauthorized use of the Confidential Information of the other party. Without limiting the foregoing, each party shall take at least those measures that it takes to protect its own most highly confidential information and shall promptly notify the disclosing party of any misuse or misappropriation of Confidential Information of which it becomes aware. Each party shall disclose Confidential Information only to those officers, directors, employees and contractors who are required to have the information in order to evaluate or engage in discussions concerning the contemplated business relationship, and such party shall remain responsible for compliance with the terms of this Agreement by its officers, directors, employees and contractors. This Agreement shall be governed by the laws of the State of California, without reference to conflict of laws principles. This document contains the entire agreement between the parties with respect to the subject matter hereof, and neither party shall have any obligation, express or implied by law, with respect to trade secret or proprietary information of the other party except as set forth herein. The invalidity or unenforceability of any provision of this Agreement, or any of its terms or provisions, will not affect the

validity of this Agreement as a whole, which will at all times remain in full force and effect. A failure to enforce any provision of this Agreement will not constitute a waiver thereof or of any other provision. This Agreement may not be amended, nor any obligation waived, except by a writing signed by both parties hereto. Any notices required to be given under this agreement shall be deemed given upon the earlier of receipt of five (5) days after mailing by certified mail, return receipt requested, or hand delivery by messenger or express service, to the addresses stated on the first page, or to such other address as the either party may specify to the other in writing form time to time.

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

The valuation we used to provide the valuation presented here is based on a standard discounted cash flow methodology, based on the pro forma earnings for the third year of the business. These earnings are multiplied by an estimated Price to Earnings ratio (PE) of 6.5 (which is heavily discounted from an average of PE ratio of 42 for public companies in our space), and an Internal Rate of Return (IRR) of 110% (indicating the annual compounding interest rate calculated for investors) is added to the calculation. Based on this standard methodology, the company is worth $5 million today, and investors will own just under 17% of the company post funding.

P/E Data

Current public multiple 42.1

Risk multiplier 60%

Liquidity multiplier 45%

Market multiplier 30%

Projected discounted multiple 3.4

Venture Capital Method

Year 3 EBIT $22,784,506

Projected EBIT multiple 3.4

IRR 135%

Investment capital $1,000,000

% of the business to sell 16.7%

Premoney valuation $5,000,000

Postmoney valuation $5,989,404

Year 3 estimated ROI 1298%

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Operations*
  20.0%
  We will use the minimum funds raised of $10,000.00 to pay for expenses relating to professional services, website development, and any other business expenses in the normal course of business.

- *Marketing*
  25.0%
  Promotion of the company offerings to increase membership and to increase brand awareness. Develop the Esportz Pro College program sponsor and participation.

- *Company Employment*
  15.0%
  Recruit and employ key people needed to operate the business and achieve the company goals and objectives.

- *Research & Development*
  10.0%
  Complete the development of the Esportz Network website and any new features required for launch.

- *Working Capital*
  24.0%
  Retain adequate capital to meet any day to day expenses not already addressed in the operating expenses.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  25.0%

Primary promotion of the company and key offerings including the Esportz Pro College program and membership through Esportz Network.

- *Company Employment*
  15.0%
  Recruit and hire and pay competitive wages to the key personnel needed to achieve our business plan results.

- *Operations*
  20.0%
  General operating expenses as required to maintain the company operations including rent, insurance, utilities, and other related expenses.

- *Working Capital*
  24.0%
  Maintain adequate working capital to meet the daily expenses of the company not already included in the operating expenses.

- *Research & Development*
  10.0%
  10% of the funding will be used for Research and Development. This will help us formally establish our brand and ensure we have competitive industry offerings globally.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.esportznetwork.com (in a section titled Investor information).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/esportz-entertainement-corp

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Esportz Entertainment Corp.

[See attached]

ESPORTZ ENTERTAINMENT CORP.

FINANCIAL STATEMENTS (UNAUDITED)

As of February 8, 2019

Together with
Independent Accountants' Review Report

Esportz Entertainment Corp.
Index to Financial Statements



dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Stockholder
Esportz Entertainment Corp.
Irvine, CA

Report on the Financial Statements

We have reviewed the accompanying financial statements of Esportz Entertainment Corp. (the "Company"), which comprise the balance sheet as of February 8, 2019 ("Inception"), and the related statements of operations, stockholder's equity, and cash flows for such date, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Newport Beach, California
March 20, 2019

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756   P: 949.200.3280   F: 949.200.3281   www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

ESPORTZ ENTERTAINMENT CORP.
BALANCE SHEET
(unaudited)

	February 8, 2019
Assets	
Current assets:	
Cash	$ -
Total assets	$ -
Liabilities and Stockholder's Equity	
Current liabilities:	
Accounts payable	$ -
Total liabilities	-
Commitments and contingencies (Note 3)	-
Stockholder's Equity:	
Preferred stock	-
Common stock	500
Subscription receivable	(500)
Retained earnings	-
Total stockholder's equity	-
Total liabilities and stockholder's equity	$ -

ESPORTZ ENTERTAINMENT CORP.
STATEMENT OF OPERATIONS
(unaudited)

	February 8, 2019
Revenues	$ -
Operating Expenses-	
General and administrative	-
Total operating expenses	-
Net income	$ -

ESPORTZ ENTERTAINMENT CORP.
STATEMENT OF STOCKHOLDER'S EQUITY
(unaudited)

	Preferred Stock		Common Stock		Subscription Receivable	Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount			
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Founders' shares	-	-	5,000,000	500	(500)	-	-
Net income	-	-	-	-	-	-	-
Inception, February 8, 2019	-	$ -	5,000,000	$ 500	$ (500)	$ -	$ -

See accompanying independent accountants' review report and notes to the financial statements

4

ESPORTZ ENTERTAINMENT CORP.
STATEMENT OF CASH FLOWS
(unaudited)

	February 8, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ -
Net cash provided by operating activities	-
Change in cash and cash equivalents	-
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ -
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -
Non cash investing and financing activities:	
Subscription receivable issued for common stock	$ 500

NOTE 1 – NATURE OF OPERATIONS

Esportz Entertainment Corp. was incorporated on February 8, 2019 ("Inception") in the State of Delaware. The financial statements of Esportz Entertainment Corp. (which may be referred to as "Esportz" the "Company," "we," "us," or "our") included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Irvine, California.

Esportz Entertainment Corporation will provide Esports related media, entertainment, consulting and merchandising services. The entity's operations will be carried out through its three branded segments: Esportz Network, Esportz Pro, and EZ Pro. Each segment focuses on providing a distinct service, with Esportz Network providing media and entertainment services, Esportz Pro providing media training and consulting services, and EZ Pro providing merchandising services.

Esportz Network will provide global Esports media coverage and content creation services. Esportz Network will be an advertiser and sponsor supported online network to create the first ESPN style digital destination exclusively dedicated to global Esports news, entertainment, and tournaments. Esportz Network will produce revenue from publication and streaming services, branded merchandise, and advertising services. The entity's marketing will be heavily directed to gaining new viewers to the Esportz Network along with conversions to paid subscriptions and participation in tournaments that attract domestic and international audiences along with key sponsors.

Esportz Pro will deliver media training online and in person for individuals, teams, and universities. Additionally, the entity plans to develop college course curriculum for Esports programs. Esportz Pro will produce revenue from media training and consulting for individuals, teams, and universities, sponsorships, online media training courses, and branded merchandise. Significant revenue contributors to Esportz Pro include a National College sponsored media training program and online paid courses.

EZ Pro will be the apparel and merchandise line for Esportz Entertainment Corporation. EZ Pro will participate in both online and in-store sales, with storefront locations at dedicated training facilities.

Going Concern and Management's Plans
The Company was recently formed. We will incur significant additional costs for operations until revenues can be derived. We will rely on debt and equity financing for working capital until positive cash flows from operations can be achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout the next 12 months, the Company intends to fund its operations with funding from founder contributions, additional debt and/or equity offerings, proposed Regulation Crowdfunding and Regulation D offerings, and revenues from operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of February 8, 2019.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technological changes, changes in local laws, and consumer acceptance. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Offering Costs

The Company accounts for offering costs in accordance with Accounting Standards Codification ("ASC") 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in stockholders' deficit or the related debt, as applicable.

Revenue Recognition

The Company will recognize revenues from various services as described above when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future offerings. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Income Taxes
The Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdictions. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company may maintain its cash with major financial institutions located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with, or know of, any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS EQUITY

Common Stock
The Company is authorized to issue 100,000,000 shares of common stock, $0.0001 par value.

Upon Inception, the we agreed to issue 5,000,000 shares of common stock to its founder, at the par value per share of common stock, in the form of a subscription receivable for $500.

Preferred Stock
The Company is authorized to issue 10,000,000 shares of preferred stock, $0.0001 par value. None are issued or outstanding.

NOTE 5 – RELATED PARTY TRANSACTIONS

See Note 4 and 6 for related party subsequent events.

NOTE 6 – SUBSEQUENT EVENTS

Subsequent to February 8, 2019, the Company entered into a licensing agreement with an entity controlled by our founder for certain assets that included a website, trademarks, domain names, branding, social media accounts, and a YouTube channel. No financial consideration was provided. The worldwide license is for three years. Upon conclusion of the three-year term, the parties have an option to negotiate a new agreement, which may include compensation. The assets will be contributed at their historical carrying value on the date of transfer.

The Company has evaluated subsequent events that occurred after February 8, 2019 through March 20, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.


GLOBAL ESPORTS NEWS, ENTERTAINMENT, MEDIA TRAINING, STRATEGY AND APPAREL

PLAY VIDEO

Esportz Entertainement Corp

Esports News, Entertainment & Media Mgmt

ESPORTZ ENTERTAINMENT CORP.

Small OPO Irvine, CA
Gaming
Accepting International Investment

0
Investors

$0.00
Raised of $10K - $107K goal

Overview Team Terms Updates Comments Share

Invest in Esportz Entertainment Corp.

We believe esports could exceed all amateur and professional sports worldwide within 5 years on multiple levels. We started this venture to serve the fastest growing fan base in the world, Esports!

Esports In A Nutshell

Esports are competitive video games that have their own leagues, events, and audiences.

Much like traditional sports, esports has been captivating global audiences around the world with comparable viewership from both the esports enthusiast and occasional viewer.

Even if you are not a gamer, we're betting some of your friends, associates, children, grandchildren, nieces or nephews are gamers. You may not understand esports or



appreciate the pleasure others get from watching and playing, but you are smart enough to see it going on all around you, and you know it's not just a phase, it's now ingrained in our global culture. It's getting bigger and more widespread every day.



Headquartered in Irvine, California, we're *located at the epicenter of esports.* We're literally surrounded by the greatest names in esports game development, hardware, software, arenas, tournament play, Hollywood Studios and many others in California who drive the esports industry.

We believe that an *"all esports, all the time" broadcast network* will offer plenty of interesting content for esports fans as these important industry players look to share their latest announcements, updates, and views. Visit our website for more information: www.esportznetwork.com



The Esportz Opportunity

We have been working on this esports initiative for the past year beginning with extensive research and continuing with visits to esports arenas and college esports programs. These efforts allowed us to get first-hand insights and create an *esports company that targets some of the best opportunities with the greatest potential and lowest level of risk.*

Now we're asking you to *join us by investing in Esportz Entertainment* Corp., an *innovative* online eSports *News and Entertainment network* (Esportz Network.com) *dedicated to providing global coverage of eSports.* Our Esportz Network digital broadcasting and entertainment platform under development will launch in June 2019.

We plan to cover *professional and collegiate eSports leagues, teams, athletes* along with the people and the companies behind the sport in a manner that has *never been done before.*



Through our *Esportz Pro* organization, we plan to offer *media training* for aspiring gamers and esports athletes to help hone their media communications skills through direct instruction and eLearning curriculum.

Improving their ability to effectively represent themselves with sponsors and esports fans will have a *big impact on their brand value.*

College is the new frontier for esports and we plan to help advance collegiate esports. Working with a National Sponsor, we would roll out Esportz Pro *Media Training Curriculum to 100 colleges across the US*

curriculum to 100 colleges across the US.



Orai - App
Measure Engagement and Performance
Deliver Customized Lessons
The Power of AI to Transform

Our strategic partnership with Orai, signed on March 1, 2019, is an ***industry first*** and important in supporting and ***measuring the results*** of our media training and coaching. The app uses the latest artificial intelligence to help advance communication skills and reinforce lessons anywhere, anytime. They've already had great independent success with 4.6 stars on the App Store and 4.3 stars on Google Play.

All program attendees will be given the full functions of the Orai mobile app complementary to our services. Through the Orai back end analytics dashboard, we can view the performance of every student/client and create new mini-courses on the fly to further their training. The Orai App is customizable and will include our branding.



DEBOSSED LEATHER PATCH ON INSIDE OF JACKET BELOW COLLAR
CUSTOM RED LINER COLOR
CURRENT LINER COLOR

Esports apparel and related merchandise is another area of opportunity we see that will extend our brand awareness and we intend to enter this exciting field at a time when competition is still limited.

We plan to leverage our ***EZPRO brand for apparel,*** along with other brands that will emerge as our design and development process progresses.

When it comes to creating apparel, being based in Southern California is a ***huge advantage*** given the extensive local resources ***merchandise design, manufacturing and retailing***. We have created these examples of our clothing design with our ScreenWorks Orange County partnership.

Our Offering

Investment

$1/share of Common Stock | When you invest you are betting the company's future value will exceed $6.0M.

Perks* and Investment Bonuses

$500+

10% Bonus Shares and Premium Esportz Network Membership (Lifetime)

$1,000+

15% Bonus Shares and Premium Esportz Network Membership (Lifetime)

$2,500+

20% Bonus Shares and Premium Esportz Network Membership (Lifetime)

$5,000+

25% Bonus Shares and Premium Esportz Network Membership (Lifetime)

$10,000+

30% Bonus Shares and Premium
Esportz Network Membership
(Lifetime)

All perks occur after the offering is completed.

The Foundation is Built

We're ready to move forward with your help to fully capitalize Esportz Entertainment Corp. for success!

Having met our foundational requirements and **confirmed the market potential for our business plan through our own research and industry research which is included below.** We believe it is now time to open the **opportunity for investment in Esportz Entertainment Corp**. to you, esports fans and investors **through the Reg CF Crowdfunding** process.



While our new Delaware Esportz Entertainment Corp. has recently been established to meet the needs of our funding plans and to allow for new shareholders, **we have a great deal of experience building successful companies and seasoned leadership.**



On March 1, 2019, Mr. Thimmig, a separate related party, contributed a three-year, renewable Mindstream LLC agreement at no cost to Esportz Entertainment Corp. which must be renegotiated at the end of its term.

The agreement providing all intellectual property includes a children's book channel, StoryTimeWithMsBecky. The YouTube channel has historically provided monthly recurring revenue. The Mindstream agreement also permits Esportz Entertainment Corp. use of all Esportz domain names, trademarks, branding, graphic design, video, current website, and social media sites that were acquired and developed by Mindstream LLC.

Our existing channel relationship **positions us well with YouTube**, which is among the most prolific streaming platforms for online gaming, esports news, and entertainment. With a YouTube channel that ranks in the

entertainment. With a YouTube channel that ranks in the top 3% in the world, we have proven that **we have capabilities and expertise** to create and distribute **online programming globally.**

Esportz Media Broadcast Center

Our Esportz Network custom management, broadcasting, and tournament website is **being developed with the help of an international design group** specializing in esports web and mobile development.

This gives Esportz Network an **excellent team of developers who have considerable esports experience.** We will continue development after the initial website and mobile app has been launched to provide new features and functionality. This will keep our website platform **highly competitive and responsive to our global esports fans.**

We are working with our realtor to select a building that will become our new **Esportz Media and Apparel Center.** We plan to configure the building to provide more space for our Esportz Network sets, training space for Esportz Pro media training, and EZPro apparel design and presentation.



Computer generated concept image for our studio.

Over the past six months, the management team has built an **incredible foundation leveraging the enormous resources, contacts, and talent** available daily through our company founder at no cost. We've **designed this company from the ground up** to deliver for esports fans, gamers, and shareholders.

We don't like debt, so we don't have any. In fact, through March 2019, based on the YouTube channel revenue received through our agreement with Mindstream, LLC, we are profitable. We believe that winners need to have **grit, work as a team, be disciplined, smart, well-planned, efficient, and fast to market**, so here are a few of the highlights of what has been accomplished in a short time.

This is not an arena investment! We have specifically built this business plan to address areas in esports where we believe there are **significant opportunities and less economic risk to our company and our shareholders.** We do not believe that the market will support the capital investment associated with building and operating most arenas at this time. Therefore, **we will not use investor money for developing new esports arenas.** While we **plan to offer tournaments with prize money** through our Esportz Network platform, the **tournaments we plan to offer will be virtual and open to worldwide participation.**

We launched Esportz Entertainment Corp. which includes, Esportz Network, Esportz Pro, and Ezpro.	We assembled a leading management team supported by a dedicated Esportz staff.	We established company operations in dedicated office space alongside the Ignite Agency.	We toured multiple esports businesses and arenas to identify the optimal esports business opportunities for our company and our shareholders.
We undertook extensive	We developed a	We refined or business	

online research to evaluate Esports market opportunities and potential competitors.

We filed with USPTO for multiple trademark applications for Esportz, Esportz Network, Esportz Pro, EZPRO.

comprehensive esports business model and detailed 3 year financial forecast.

We set up accounting, integrated payroll, banking and credit card processing for Esportz Entertainment Corp.

model as we continued our research and developed presentation decks to present the plan to investors.

We launched a company website along with YouTube, Facebook, Twitter, Instagram Social Media.

We directed the purchase of 25 Esportz related Internet domain names for Esportz development.

We created a 13-Page White Paper covering Esportz Media Tips downloadable on the Website.



We acquired through Mindstream LLC, a YouTube Channel #1 in its category, StoryTimeWithMsBecky, which provides the company with immediate recurring revenue.

We established the Esportz Pro Media eLearning and webinar platforms through online providers, LearnWorlds and Webinar Genesis.

We initiated National college sponsor Esportz Pro Media training discussions with Fortune 100/500 companies.

We designed the Esportz Network website platform, architected the structure and began development with a launch target of mid June 2019.

We began development of eLearning courses for colleges, gamers, and retail buyers.

We have included in our facility site selection a high level layout concept design for our proposed Esportz Media and Apparel Center.

We began initial development of our Esportz clothing line, focusing initially on our Esportz Pro Trainer Uniforms.

We signed an agreement with Orai Ai mobile app to provide our Esportz pro clients with supplemental, measurable anywhere, anytime, media training skills reinforcement.

•We interviewed crowdfunding platforms and selected Start Engine along with preparing all required Reg CF documents.

We setup an online Esportz branded clothing and merchandise line with a variety of offerings available through the current Esportz Network website.

We surveyed over 100 Colleges to confirm the need for media training in their Esports program and received over 20 confirmations of interest.

We worked with a local dbbmckennon, CPA firm, Mark Krohn, legal counsel, and Start Engine to complete offering requirements for Reg CF offering.

Esportz Network Platform

Esportz Network plans to offer an ***open online subscription-based service*** that is styled in part by identifying the best presentation of other leading sports networks to give esports news, ***headlines and entertainment shows*** the

Key Features of Esportz Network Platform in Development:

- ***Itemized news and information*** of all major esports games: teams, matches, & player pages
- Coverage for both ***professional and select collegiate*** levels

esports news, headlines and entertainment shows the optimal and prospects for engagement.

We plan to cover a *wide range of global reporting* on all aspects of esports. We are planning to deliver our content through many of the streaming and social network platforms that carry esports programming. Our plan is to curate Esportz Network *content via a process that vets freelance reporters and their stories.* We believe that our approach is unique to storytelling and enables us to capture the *best of esports around the world.*

levels

- Esportz Network tournaments which can be *branded for sponsor participation.*
- An *entire operating system* for hiring, incentivizing and managing all reporters for approvals, stories processing, and payments.
- *Responsive for all devices* and screen sizes
- Designed from the *ground up for multiple languages*
- *Freemium model* for both the casual and dedicated viewer



We have purchased a subscription to LearnWorlds.com to provide our *custom branded eLearning platform* for delivering a wide range of Esportz Pro media training and other online esports professional development programs. Providing online courses is a *well established recurring revenue* channel. We will be the *first on the LearnWorlds platform to offer courses fully dedicated to esports.*

For our sales and internal training requirements, we purchased a subscription to WebinarJam.com to provide our branded online Webinar solution. Our webinar capabilities will help to facilitate the *efficient, cost-effective training and onboarding* of reporters and other staff wherever they may be in the world.

We plan to provide pre-recorded updates and programs for our staff, ensuring we have a team all moving in the same direction.

Huge Opportunity

When the public thinks of esports, they think of kids in their basements running tournaments for pocket cash, but the reality of the situation is that *esports is currently one of the fastest, evolving business industries that have ever been produced,* and brands are all starting to catch up.

When things are moving quickly, there are bound to be things that are neglected in that rapid speed. *The accelerating global demand for quality esports content is not being satisfied,* with the inconsistency from the varying coverage of each different esports game *leading to a disconnect* between the average casual gamer and an



esports enthusiast.

With Esportz Network, esports tournaments, coverage, and news will be made easily approachable and accessible to all viewers on a variety of different streaming platforms.


repeatedly used an emote in a racially disparaging manner on the league's stream and on social
fined $1,000 for using anti-gay slurs
"gonna check those pantsus when im getting interviewed LUL," and "I wanna explore that interviewer girls thighs Keepo."
toxic culture of harassment and bigotry that's soaked into the DNA of the gaming world at every
Racist and sexist behavior in esports is exposing what regular gamers experience every day
Professional Overwatch player quits after racist rant
OWL pros need serious media training
Should media training be required for RLCS pros?
Giuseppe had to be restrained after trying to search the hotel for
CS:GO team shaken up after player sends death threat

Another failing aspect of esports is that many ***gamers and entire teams lack proper media training and are failing their fans and their sponsors.*** Many gamers are often ***thrust from their living room to the spotlight*** without much thought about their presentation and professionalism, mostly being brought up via their skills playing their esports game of choice.

Esportz Pro is looking to bridge the gap of the gamer and ***develop their media training skills to match their level of play*** on the stage.

We also took note of the fact that esports has not yet been identified as a sport clothing category, ***leaving an entire casual sportswear segment open*** for a more universal appeal.

Much of esports apparel created is for specific teams, leagues, and games, but what is not currently being created is the ***casual wear for the players and gamers that want to represent esports as a whole***, rather than a singular team or game. EZPro wants esports fans to show their loyalty to esports via merchandise, collectibles, and accessories.

"Our competitive advantage is our people, those we work with every day, those who will be joining us in the future, and those who extend us a helping hand. We built a culture of creative energy that thrives on setting and achieving big goals, where people enjoy coming to work and are supported and recognized. It's not lavish, it's personal."

- Mark F. Thimmig, Chairman, CEO.

Our Esportz Offerings





Given our experience in building successful companies and identifying emerging opportunities, we have identified the areas of the *esports business that are both either early in their development or lack any meaningful number of competitors.* These areas are also not as capital intensive as other areas of the esports business and we believe they pose far less risk, along with more flexibility to capitalize on new developments. Below are company benefits each branch of Esportz Entertainment Corp. hopes to achieve:







Esportz Network	**Esportz Pro**	**EZPro**
All Esports, All the Time targeting distribution on YouTube, Twitch, Mixer, Apple, and other popular social media channels.	Esports Media Training and Strategy for gamers, teams, sponsors, event organizers and colleges.	Esports Apparel and Merchandise for esports fans, and everyone else on the planet.

Esportz Network - Global Esports Industry Coverage

7 Days Without Esports Makes One Weak

Esportz Network is planning to offer an *ad, subscription, and sponsor model, with a daily online ESPN-style digital destination exclusively dedicated to global esports news, events, and entertainment.*

On the News and Entertainment front, there are few if any competitors with a dedicated esports program with *in-studio and global reporting* across multiple colleges and professional games and tournaments.

Our plans for a *free and paid membership model will keep us connected* with our viewers and give members first access to our latest innovations.

We plan to provide our esports programming through our Esportz Network *website, Podcasts, and other popular streaming channels.* We plan to build out studio broadcast sets in our Media Center giving us unique programming



sets in our Media Center giving us unique programming options, as well as provide a professional setting for interviews with many of leading tech and gaming companies.

Live Esportz Network Podcasting

Our Esportz Network Global Podcasting platform is live and delivering exciting esports content daily.

In fact, we are the first to offer a daily esports minute on the radio. Our new "esports minute" hosted by highly regarded esports writer, Mitch Reames was launched on OC Talk Radio on April 1, 2019, and plays several times per day bringing esports fans the latest news in esports from around the world.

Not only are we reaching esports fans through OC Talk Radio's audience, but we are also delivering our Esportz programming through a wide range of impressive podcasting services.

We see an exciting business opportunity to bring our Esportz Network - esports minute to many more broadcasters around the US as we continue to roll out and demonstrate the business model for this new innovation.

It's time for esports fans to get more than the daily traditional sports headlines. Esportz Network is delivering the esports minute podcast along with more in-depth interviews with leading industry gamers, teams, colleges, and companies through social channels and Amazon Alexa.

We also plan to use our Esportz Pro podcasting capabilities to deliver the latest in esports media training and tips for aspiring gamers, teams, college students, casual gamers and major brands jumping into esports.

Our Fireside podcasting platform provides a full range of real-time download stats and analytics to help us maximize our performance and community reach.

Listeners can reach our podcasts from our website: www.esportznetwork.com, directly through our podcasting platform at https://esportznetwork.fireside.fm/subscribe, or any one of the applications, social media, and websites that offer our podcast streams.

www.esportznetworkpodcast.com


ESPORTZ NETWORK PODCAST
ESPORTZ NETWORK PODCAST
Delivering News, Stories, & Covering All Things Esports
About the show
Your Host
ESPORTZ NETWORK PODCAST on social media
Episodes and Blog Entries
An Esports Minute: Frantic Fortnite and NBA 2K League's Newest
An Esports Minute: Interview Highlights with WSOE's Christian Bishop
An Esports Minute: Selfless Gaming's Dafran and RLCS Season 7
An Esports Minute: Sports Simulators
The Struggle of Sports Simulators as Esports
An Esports Minute: Discover and Drake

"Any brand not marketing in the esports world is **already behind the curve.**"
- AdWeek



$359.4M in sponsorships 2018 **$173.8M** in advertising

Esportz Network operations are within a few miles from Activision - Blizzard, the number one game development company in the world, and within one hour of Riot Games. Hollywood film studios, esports arenas, and many prominent game developers are also a short distance away.

These organizations represent an *abundance of top tier potential guests for in-studio interviews and topics for rapid coverage of new developments* that esports fans want to hear about. No other esports news organization can offer that kind of engagement and informative programming for their followers/fans.

We have begun recruiting reporters and plan to recruit *more than one hundred freelance reporters from around the world within the next 12 to 18 months.* We plan to offer our freelance reporters an Esportz Network press pass and the opportunity to file pre-approved stories which we plan to select from to purchase along with the exclusive rights to publish and distribute through our Esportz Network channels.

Our innovative approach could give us *global coverage in multiple languages* and the ability to reward, recognize and *retain our very best reporters.*

Esportz Pro - Media Training - Gamers, Teams, Colleges, Brands

Prepare, Anticipate, Dominate

Our team identified the *need for media training along with media strategy* for brands and sponsors looking to maximize their esports investment.

Many young gamers have *no experience in speaking with the media* or effectively representing major brands. This is problematic for brands spending heavily in sponsorships, getting little recognition, not to mention gamers trying to create value in their career similarly to how other *professional athletes have successfully done.*

We also found a largely unmet need for *media strategy and player/team training at the college level.* Esportz Pro has an enormous opening to deliver *the first truly innovative*



national college esports media program supported through sponsorship by a global brand.



This is a ***compelling opportunity for a sponsor*** to help us bring our media training to 100 colleges across the US. In doing so, they could be ***known and respected by many of the future professional esports athletes and their fans. Over 20 Colleges have already confirmed in writing their interest in having the program for their esports program.***

There are a growing number of international corporations providing sponsorships, prize money and other means of marketing. We have been told that r***eaching this valuable demographic is important to many companies*** across all types of consumer products and services.

Our Esportz Pro trainers/coaches along with the head coaches will be ***drawn from the competitive gaming community*** and will undergo comprehensive media training so that we have gamers delivering training and coaching to gamers.

Traditional media trainers are not likely to be competitive gamers, are too old and ***don't speak the intricate language of gaming.*** They can, however, be helpful in training our trainers.

Trainers/coaches and head coaches will ***deliver the training in our custom designed uniforms*** that include branded shirts, hats, jackets, pants, and shoes.


ESPORTZ PRO
HC
MEDIA COACH

This computer generated concept image represents creative direction and is not final.

Our Esportz ***uniforms help our staff to more closely identify with the people they will be training*** and sets us apart from others while promoting our brand in a visually impactful manner.

EZPro Apparel And Merchandise

Why Have One Life When You Can Live Many!


ESPORTZ

Esports branded clothing and merchandise has competitors but remains a ***new area for sports-related apparel.*** The industry focus has largely been directed at team or game brand specific clothing and merchandise. While we recognize the desire that fans have across all sports to purchase, wear and use player/ team branded items, ***we see a much larger market.***



This computer generated image represents our concept for display and design.

We plan to integrate Apparel and merchandise into much of what we do and one of the areas that can *help build our brand recognition* with esports fans. Plans call for EZPro to operate out of our Media and Apparel Center where a *dedicated designer and staff to create our esports clothing, merchandise, and accessories lines.* Manufacturing and retail store sales will be outsourced.

Apparel and merchandise sales will also be available through our Esportz Network platform, where we plan to have an *integrated online store.* The online store plan is to offer sponsor-branded apparel and merchandise for sponsored tournaments, membership benefits, and other activities.

Esports Company with More to Offer

Esportz Network is building a unique broadcast entertainment platform that will *bring esports fans global coverage* of all things esports. With the development of *our Media Center, a wide range of shows will be created and streamed.* Gaming companies, hardware and software companies, and every other organization with an interest in esports and with a message to share will be welcome on our program channels.



The Esportz Network platform is being built with the *latest technology and includes a host of benefits* designed to encourage gamers to join our membership ranks. *Integrated sponsor supported tournaments* will give brands greater access to esports gamers and fans on a regular basis, while also providing revenue to the company.

We see the opportunity to *become a marketing powerhouse for brands that want to reach the esports community*, by offering great, authentic products and value. There are many ways we can integrate brands into our sets, programming, prizes, member benefits, and shows. Some brands may want to *provide products or services in exchange* for things we can offer, helping us reduce capital outlays and achieve profitability.



Esportz Pro is all about *teaching and training gamers to maximize their personal and team brand value.* This is an industry where many of the players are young and often



industry where many of the players are young and often lack the professional training required to **get their personal story out and to build exceptional value** that can attract major sponsors.

Likewise, many **brands entering esports have no experience** dealing with the esports culture. Without the professional guidance that we can offer, brands will likely to miss opportunities to leverage their investment. We can also **help sponsors develop a crisis management plan.**

While our course development is focused on esports, the addition of **Orai is not only an industry first in esports, it's also a game-changer in media training, skills building, and reinforcement.** The Orai App keeps us linked to our clients, providing a wealth of data along with the opportunity to regularly offer and measure new course content.

By concentrating on colleges across the US, supported by a National Sponsor, we plan to meet a need in addition to supporting education. For a sponsor, it's an extraordinary opportunity to participate in the formation of many young gamers and future industry leaders, while being recognized for their dedication to education.

On the receiving end, gamers, support staff, faculty and college institutions all stand to benefit. It's about competition, being a part of the future, and helping young people achieve their full potential.



Business Model Summary

Designed to Leverage the Power of Collaboration

Esportz Network:
• An ad, subscription and sponsor model
• Daily online ESPN-style digital destination
• Exclusively dedicated to global

Network Programming:
• Gathered by freelance reporters from around the world
• Managed by our editorial staff
• Distributed through our Esportz Network website, mobile platform,

Media Broadcasting Center:
• Provides program commentary and interview opportunities
• Professional esports-specific training facility for Esportz Pro clients

esports news and entertainment

YouTube, Twitch and other popular esports community channels

Esportz Pro:
•Custom media strategy courses for players, teams, and brands/sponsors offered in-person and online

Esports Pro College Program:
•Curriculum for 100+ select universities
Integrated national sponsor and offerings

EZ Pro:
•Apparel and merchandise
•Sold through our online platforms and eventually in retail stores

How We Make Money

The Power of Collaboration

Revenue and reputation through our three Esportz divisions work together to power growth across the enterprise.

Esportz Network plans to *spread consistent global esports news coverage through various platforms* including social media and mobile applications. Our plans call for content tol be supported through sponsors, subscriptions, and advertisers through streaming services including our own along with YouTube and Twitch.

EZ Pro is the *branded apparel and merchandise* part of the Esportz Entertainment Corp., where we plan to provide gamers and esports fans with a *diverse selection of clothing for all occasions. We plan to launch our* new in-house store in our media center. The Esportz Network online store is being designed to provide access to the same gear and gadgets we offer before we widen to third-party retailers.



Esportz Pro plans to provide *media training* to those aspiring to work in esports: reporters, casters, brands, managers, and players. A *3-year agreement with a National Sponsor* will help *support our college curriculum.* Colleges will benefit through this *free sponsor supported program.*

Our media training program incorporates brand strategy with proper media language and etiquette that will be reinforced through continuous training via *Orai artificial intelligence technology.* All parties will benefit as we work to enhance the skills of tomorrow's esports stars, the distinction of a national sponsor, and the prominence of Esportz Entertainment Corp.
Mastery of Game + Mastery of Media = Athlete Brand Value

We plan to offer Media training *onsite or anywhere in the world* for gamers, teams, tournaments, and sponsors. When participants come to our planned Media Center for professional development, they will further benefit from experience on our broadcast and interview sets.





Esports Is Mainstream And The Market Is Huge!

It's official: *Gaming has gone mainstream*. According to Nielsen, *64% of the U.S. population 13+ plays video games on some device today.* And that popularity is reflected in the videos people watch on YouTube. *Two of the top five channels* with the most subscribers worldwide are gaming-related. Gaming is a very popular spectator sport. According to Ipsos, *73% of YouTube gamers say they enjoy watching others play games.*

A great deal of our esports action will be streamed across several leading social platforms. The *mother of all modern streaming sites, Twitch*, is one of the most visited websites in the world at any given time. Twitch alone attracts *100 million new viewers per month*. As an industry, streaming continues to grow immensely becoming one of the most popular and enjoyable ways to embrace gaming.

In esports, almost every game has a goal, which is what keeps gamers in the game. When looking to upgrade their skills, gamers often watch videos with lots of insights and tips to help. According to Ipsos, *74% of YouTube gamers say they go to YouTube to learn how to get better at a game. These are statistics reported by Newzoo, a respected research firm.*





Today's gamers come from all walks of life, and anyone you know could be a casual or a competitive gamer—*maybe your boss, your next-door neighbor, your favorite waiter or waitress.* Gamers cannot be defined by their looks, skin color, location, or age because *when you enjoy video games, you just enjoy video games.* It's that simple and it's

ESPORTS AUDIENCE GROWTH
GLOBAL | FOR 2017, 2018, 2019, 2022

Asia-Pacific will account for
57%





of Esports
Enthusiasts in 2019

201M
2019

the best description of a gamer we can offer today. Unlike many other sports, *gaming is inclusive, not exclusive* due to the nature of its design.

However, we can say that **Millennials have grown up with computers,** mobile phones, and gaming. This fact along with game designers' ability to create something for everyone, makes this segment of the population the **most likely group to contribute to massive growth.**

The implications for brands are real. **Gamers are a highly influential audience with major purchasing power.** For brands looking to reach women in esports, inclusivity is an important factor for female gamers, who often connect with other women to learn from. According to **Adweek,** *"Any brand not marketing in the esports world is already behind the curve."*

Here are a few key stats from Newzoo to help you appreciate the size of this market along with the projected growth.



2018 GLOBAL GAMES MARKET
PER DEVICE & SEGMENT WITH YEAR-ON-YEAR GROWTH RATES





$63.2Bn

Mobile game revenues in 2018 will account for 47% of the global market.

*Due to rounding, browser PC games ($4.3Bn) and boxed/downloaded PC games ($29.2Bn) add up to $33.4Bn.

Source: ©Newzoo | October 2018 Quarterly Update | Global Games Market Report
newzoo.com/globalgamesreport



2019 ESPORTS REVENUE STREAMS | GLOBAL
INCLUDING YEAR-ON-YEAR GROWTH

$456.7M
+34.3%



$1.1Bn

2019 total esports revenues.
+26.7% year on year.



$251.3M +41.8%
$189.2M +14.8%
$103.7M +22.4%
$95.2M -3.0%

SPONSORSHIP | MEDIA RIGHTS | ADVERTISING | MERCHANDISE & TICKETS | GAME PUBLISHER FEES

Newzoo's esports revenue figures always exclude revenues from betting, fantasy leagues, and similar cash-payout concepts, as well as revenues generated within games.

©Newzoo | 2019 Global Esports Market Report



2018 GLOBAL GAMES MARKET
PER DEVICE & SEGMENT WITH YEAR-ON-YEAR GROWTH RATES

newzoo

©2018 Newzoo

MOBILE
$70.3Bn
+25.5% YoY

TABLET GAMES
$13.9Bn
+15.1% YoY

(SMART)PHONE GAMES
$56.4Bn
+29.0% YoY



2018 TOTAL
$137.9Bn
+13.3% YoY

10% 3%
24%
21%
25%
25%
51%
41%

PC
$32.9Bn
+1.6% YoY

BROWSER PC GAMES
$4.3Bn
-13.9% YoY

BOXED/DOWNLOADED PC GAMES
$28.6Bn
+4.5% YoY

CONSOLE
$34.6Bn
+4.1% YoY



In 2018, mobile games will generate

$70.3Bn

or 51% of the global market.

newzoo

Source: ©Newzoo | April 2018 Quarterly Update | Global Games Market Report
newzoo.com/globalgamesreport

2018 INSIGHTS INTO THE
U.S.' GAMES MARKET



$30.4BN
GAME

#2
WORLD

178.7M
PLAYERS

REVENUES

RANK

Source: 2018 Global Games Market Report

SHARE OF ONLINE POPULATION THAT PLAYS*



● MEN
● WOMEN

MOBILE GAMES
- 60%
- 58%

CONSOLE GAMES
- 42%
- 24%

PC GAMES
- 46%
- 36%

* At least once per month



79%
OF PAYING GAMERS SPENT MONEY ON IN-GAME ITEMS OR VIRTUAL GOODS IN THE PAST 6 MONTHS

33%
OF MEN BOUGHT DLC/EXPANSION PACKS

37%
OF WOMEN BOUGHT POWER-UPS



42%
OF THE ONLINE POPULATION WATCHES GAMING VIDEO CONTENT

33%
WATCH ON THEIR MOBILE DEVICE

5%
WATCH BUT PLAY LESS THAN ONCE/MONTH



11%
OF THOSE AWARE OF ESPORTS WATCH ESPORTS VIDEO CONTENT SEVERAL TIMES PER MONTH

63%
OF ESPORTS VIEWERS

41%
OF ESPORTS NON-VIEWERS







THE MOST REGULARLY WATCHED FRANCHISE BY THE ESPORTS AUDIENCE

SUPER SMASH BROS.

HAVE A POSITIVE BRAND ATTITUDE TOWARD AUDI

Source: 2018 Games Consumer Insights

newzoo

Esports at the Collegiate Level

Varsity collegiate esports has ballooned. More and more universities are realizing the value of esports, which can increase a school's national profile and assist with marketing. It's national, and growing.









United States
NEVADA
UTAH
COLORADO
NEBRASKA
El Paso
Tucson
San Antonio
Mexico

TESPA — **313 Schools** — 223% growth since 2016

NAC E SPORTS — **125 Schools**

COLLEGE LEAGUE OF LEGENDS — **500+ Schools**

Marketing Strategy

For each of our offerings, we have a ***comprehensive marketing strategy in place.*** Our strategic relationship with the Ignite Agency gives us a ***powerhouse team on demand*** to help get us to support our marketing initiatives and achieve exceptional

results.

Beginning with a *hard-hitting public relations campaign*, we plan to enlist the media to help us deliver our message. We expect to publish *frequent national press releases* with new developments throughout the year to keep Esportz Entertainment Corp. *frequently in the eye of the media*. Our news and entertainment reporting *will likely be seen by millions of esports fans around the world.*

  

Our focus for the Esportz Network is *targeted on building our brand,* growing our *viewing audience, adding subscribers,* developing our *tournament sponsor* participation and attracting gamers to participate in *regular tournaments.*

We expect that this will come from *quality reporting, regular streaming* that is designed to appeal to the largest esports fan base and creating programs that are *engaging and informative.*

We plan to work closely with gamers, teams, game developers, tournaments, sponsors, hardware, software, and custom esports furniture makers to include them in our programming, *benefitting all through our shared interest in engaging esports fans.*

Esportz Pro development is focused initially on securing our *National College Sponsor for Pro courses and Orai App participation at 100 colleges across the US.*

Once underway, we plan to follow with a strong push for *online esports media training courses* available through our eLearning portal, *promoted heavily* through our Esportz Network, social media, tournaments, and sponsorships.

We also plan to focus on *working with major brands* to help them formulate their esports sponsor strategy and determine how they can *get the most from esports investments* in players, teams, events and promotional items.

Mastery of Game + Mastery of Media = Athlete Brand Value

Apparel and Merchandise is *very much a part of the esports scene.* Once we complete our initial EZPro designs, we plan to move forward with manufacturing.

Our Esportz Network platform design includes a *dedicated online store* where we plan to offer our products. This store will replace our current online store.

We expect to work with sponsors as well to create *branded merchandise* that will be provided to tournament participants.

As we see traction across our line, we plan to explore *retail store sales.* Bringing our apparel and merchandise line to retail stores across a broad geographical marketplace *will also help to build our category brands.*

Exceptional Team With Proven Leadership

Our team has worked together for several years and is *highly skilled, efficient and well regarded for their business development, branding, marketing, and public relations expertise.* We have built a culture of creative energy that thrives on setting and achieving big goals for

Mindstream

our company and our clients. It's a place where **people enjoy coming to work**, are supported and recognized.

We see our esports business as a perfect extension of the work we have been doing in Mindstream Studio and across Ignite, our global digital marketing agency for several years.

Our dedicated Esportz team works closely with the Ignite Agency staff, and we are fortunate to recruit some of the top Marketing, PR, Graphic Design, Video and engineering students from leading universities.





We also benefit from the **close working relationship with UC Irvine,** which was among the first colleges to establish a collegiate esports program. The UC Irvine College sports program has been **ranked #1 in the US for College esports programs.**

The founder of the UCI program and leader of a National Esports Organization has generously offered **valuable strategic guidance** as we move forward with our media training **for colleges across the US.**

Our access to Ignite Agency's 6,000 sq. ft office, 22-member staff, state of the art technology, and global client base is **an incredible advantage** for Esportz Entertainment Corp. This allows us to **leverage strategic resources on multiple levels** to reduce cost, accelerate design, development, marketing, and PR **for the entire Esportz business.**

Esportz will further benefit from the **valuable relationships and extensive media contacts** that Ignite Agency has built over the past years.

Our Esportz organization, with its welcoming culture, excellent facilities, and benefits that we can offer through stock ownership and other workplace perks, make us a sought-after employer. **We are attracting a growing number of talented esports trained men and women at all levels to join us as we develop this company.**

Our team members are working with the Ignite Agency and providing **daily support to our dedicated Esportz team** as needed to further our business. Once the Esportz business is funded through this Reg CF crowdfunding campaign, we will add more dedicated esports professionals to our staff in accordance with our budget and staffing plans. **Mark Thimmig will continue to lead the Esportz business.**

Why We Love This Deal!

The team: CEO *Mark Thimmig* along *with key executives* from his highly successful Conservaco LLC, Ignite Agency *bring a seasoned approach* with *exceptional skills*. Esportz Entertainment Corp. enjoys a *huge benefit with Mark's 40 years of global leadership experience*, extensive contacts and Ignite's key executives working alongside, fully supporting the Esportz team.

Mark knows how to build big, fast and profitable companies. He was one of the original members of the AutoNation leadership team who grew the company from *$250 Million to $20 Billion in three years.*



Major esports events rival that of traditional sporting events

NBA Finals Average Viewers		LoL World Championship Peak Viewers	
19.4M viewers	2017	106M peak viewers	2017
17.7M viewers	2018	205M peak viewers	2018
MLB World Series US TV Ratings		PUBG Global Invitational Viewers	
18.7M viewers	2017	N/A	2017
14.3M viewers	2018	60.15M peak viewers	2018
NCAA Tournament Championship Viewers		Dota 2 The International Viewers	
16M viewers	2017	11M peak viewers	2017
23M viewers	2018	15M peak viewers	2018

- **The numbers:** *No debt, disciplined expense control, Day 1 YouTube recurring revenue.*

Once fully underway, our *sponsored tournaments* will provide income, along with *membership* plans with *recurring revenue*, *advertising* revenue, *show sponsor* and in show *product placement* revenue.

The national sponsor revenue for college media training, if secured, is *substantial* and tied to a *multi-year contract*. Online, eLearning and onsite media training revenue are known sources of income across the media training industry.

Apparel and merchandise revenue will expand as the new designs are created and marketed. This is a very *good margin business*.

- **Innovation:** Esports Network connects the physical and digital worlds of esports through integrated social media, mobile, and experiential technology - providing an *enhanced esports fan experience, limitless magnification*

The *co-location* association also brings with it very *strategic relationships and connections* which Esportz can leverage to the fullest.

The Ignite Agency is *sought out by entrepreneurs and companies around the world* to build their brand assets and launch their companies through crowdfunding, raising the money needed to advance their goals.

Ignite has successfully raised $Millions for its clients in the past few years alone. This team has a culture and track record of success. Having the *full backing of Conservaco, LLC and the Ignite Agency puts this early stage company in a very unique, strong position.*

- **Huge market opportunity:** The *incredible growth of esports* across multiple strategic measurements on a global basis is undeniable. In 2018 the global esports business turned in *revenues of $134.9 Billion* with the US alone contributing $33.9 Billion. The total *viewing audience* for esports is expected to reach *580 Million by 2021 as reported by Newzoo*.

The facts point to esports as an industry that will pass all other amateur and professional sports within 5 years. Esportz is seizing on that opportunity to become a force in esports entertainment programming now that there is a clear path forward. *Esportz Entertainment Corp. can be among the esports industry leaders within that 5-year time span.*



The Future of Competition

"Esports is the information revolution's reinvention of competition."

of memorable moments, and long-term value for fans, gamers, teams, event organizers and sponsors.

–Mark Deppe, Director of Esports for UCI & Commissioner at NASEF


Premier
League
NBA

Esportz Network plans to cover ***professional and collegiate eSports leagues, teams, and athletes*** in a manner that has never been done before. The Esportz web and mobile platform will offer online ***sponsored tournaments with cash prizes***, memberships that provide ***recurring revenue*** with exceptional benefits, apparel, merchandise, and many other features.

The Esportz Pro ***College program is an industry first***, and along with the integrated ***Orai AI Mobile App***, that will reinforce and extend our media training any time and in any place. Orai also provides us with an ongoing relationship with our clients, ***meaningful real-time data*** to build and deliver skill-building courses on the fly.
Mastery of Game + Mastery of Media = Athlete Brand Value

- ***Once in a lifetime: Don't miss this once in a lifetime opportunity to join others with an investment in Esportz Entertainment Corp. and pick up the bragging rights and platinum membership that come with ownership of an innovative global esports organization!***

Use of Funds

Based upon raising the Minimum and Maximum Funding Goals we expect funds to be used as noted below.

35%

25% of the funding will be used for Marketing, and 10% of funding will be used for Research and Development to formally establish our brand and ensure we have competitive industry offerings globally. We are are exploring opportunities for Esportz Network distribution

30%

24% of funds will go into Working Capital to purchase services and resources needed on a daily, monthly basis covering each of the Esportz brands as reflected in our business plan and forecast.
6% of funds will be used to pay Start Engine for fees associated with the Reg CF

20%

20% of the funds for operation of all branches of the Esportz including, daily operating expenses, contracting with trainers handling the Esportz Pro media training, reporters and editors to bring our viewers the best esports stories for Esportz Network, and to the designers that will create the apparel and

15%

15% of the funds will be used to make key hires for each branch of the Esportz brand. Hiring well-regarded industry experts within the esports scene will add to our brand value and help us accelerate our business development activities while also helping us avoid costly mistakes that a less experienced staff may

partnerships along with Esportz Pro initiatives.

associated with the Reg CF public offering.

will create the apparel and designs for EZ Pro.

experienced staff may make.

Here's Another 10 Good Reasons to Invest

1. Huge Global Esports Market is ***gaining traffic every day***
2. Some competitors, but ***timing is right – Esportz Pro is a first!***
3. ***Exceptional leadership team*** - extensive finance, business launch & development experience
4. Business branches ***work collaboratively maximizing investment*** and returns
5. Conservaco / Ignite support - ***significant competitive advantage*** – resources, contacts, etc.
6. Located in the c***enter of the gaming ecosystem***
7. ***No debt and recurring revenue on Day 1, due to Mindstream LLC.***
8. ***Well-positioned*** for equity crowdfunding
9. ***Significant upside*** with ***multiple options to monetize shareholders***
10. Opportunity to ***be an owner in esports*** may not come along very often – don't miss out on the ***bragging rights*** that come with ***investing!***



Valuation Assumptions

P/E Data			
Current public multiple	42.1		
Risk multiplier	60%	25.3	
Liquidity multiplier	45%	11.4	
Market multiplier	30%	3.4	
Projected discounted multiple	3.4		

Venture Capital Method	
Year 3 EBIT	$22,784,506
Projected EBIT multiple	3.4
IRR	135%
Investment capital	$1,000,000
% of the business to sell	16.7%
Premoney valuation	$4,989,404
Postmoney valuation	$5,989,404
Year 3 estimated ROI	1298%

Annual Estimated Earnings	Year 1	Year 2	Year 3
EBIT	$419,238	$8,416,306	$22,784,506
% of company owned by new investors	16.7%		
Total earnings to new investors	$69,997	$1,405,199	$3,804,136
Annual earnings projections	7.00%	140.52%	380.41%

Projected ROI Summary	Year 1	Year 2	Year 3
EBIT	$419,238	$8,416,306	$22,784,506
Assumed P/E ratio (multiple) on EBIT	3.4		
Value of company at end of year	$1,430,238	$28,712,374	$77,729,740
% of company owned by new investors	16.7%		
Estimated equity of new investors	$238,795	$4,793,061	$12,977,075
Total ROI for new investors at end of year	24%	479%	1298%

Upside Potential ROI Summary	Year 1	Year 2	Year 3
EBIT	$419,238	$8,416,306	$22,784,506
Assumed P/E ratio (multiple) on EBIT	10.0		
Value of company at end of year	$4,192,380	$84,163,056	$227,845,056

Summary of Financial Projections

Projected Income Statement	Year 1	Year 2	Year 3
Revenue	$3,366,872	$16,463,536	$37,014,393
Cost of Goods Sold	$445,193	$2,987,163	$7,898,494
COGS percentage	13%	18%	21%
Gross Margin	**$2,921,679**	**$13,476,373**	**$29,115,898**
Gross Margin percentage	87%	82%	79%
SG&A expenses	$2,441,677	$4,970,206	$6,226,559
SG&A percentage	73%	30%	17%
Operating Income (EBITDA)	**$480,002**	**$8,506,167**	**$22,889,339**
Operating margin percentage	14%	52%	62%
Depreciation & amortization	$60,764	$89,861	$104,833
EBIT	**$419,238**	**$8,416,306**	**$22,784,506**
EBIT percentage	12%	51%	62%
Interest	$0	$0	$0
Tax provision	$125,771	$2,524,892	$6,835,352
Net Income	**$293,467**	**$5,891,414**	**$15,949,154**
Net income percentage	9%	36%	43%

Projected Balance Sheet	Year 1	Year 2	Year 3
Cash	$710,304	$6,505,565	$22,206,398
Receivables	$282,372	$1,266,815	$2,704,031
Inventory	$42,718	$155,578	$375,203
Other current assets	$48,000	$58,000	$58,000
Total current assets	**$1,083,394**	**$7,985,958**	**$25,343,632**
Net fixed and other assets	$285,000	$356,250	$427,500

% of company owned by new investors	16.7%		
Estimated equity of new investors	$699,966	$14,051,991	$38,041,355
Total ROI for new investors at end of year	70%	1405%	3804%

Capitalization Data	
Calculated postmoney valuation	$6,989,404
Postmoney valuation	$6,000,000
Price per share	$1.00
Amount of capital raise	$1,000,000
Number of shares to sell	1,000,000
Number of shares to current shareholders	5,000,000
Total shares	6,000,000
Percentage of Company to new investors	16.67%
Premoney valuation	$5,000,000

Total Assets	**$1,368,394**	**$8,342,208**	**$25,771,132**
Payables / accrual	$496,151	$1,208,662	$2,139,354
Short term notes	$0	$0	$0
Other current liabilities	$42,259	$348,719	$737,095
Long term debt	$0	$0	$0
Other long term liabilities	$0	$0	$0
Net worth	$829,984	$6,784,827	$22,894,682
Total Liabilities and Net Worth	**$1,368,394**	**$8,342,208**	**$25,771,132**

Projected Cash Flow	Year 1	Year 2	Year 3
Starting cash	$0	$610,304	$6,405,565
Cash from operations	($289,696)	$5,795,261	$15,700,833
Financing activities	$900,000	$0	$0
Increase / decrease cash	$610,304	$5,795,261	$15,700,833
Ending Cash	**$610,304**	**$6,405,565**	**$22,106,398**

The valuation analysis we applied to arrive at our Pre and Post money valuation took into account traditional factors for arriving at a valuation which included a PE (Price To Earning Ratio), IRR (Internal Rate of Return) and a comparison of the PE ratios of a basket of companies in similar industries that have had public offerings. The Valuation analysis also included a Risk Multiplier, Liquidity Multiplier, and Market Multiplier with appropriate factors as noted above.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Esports Industry Research Begins

Team leadership recognized the esports industry moving into a more professional structure. Colleges rapidly adding esports.

Dedicated Esports Team Established

Intensive industry research and initial planning in high gear.

Business Plan and Financial Forecast Updated and Finalized

Plan completed and additional foundational corporation matters finalized.



Launched on StartEngine (ANTICIPATED)

Now YOU can own a part of our esports company!

Esportz Pro signs a National College Sponsor (ANTICIPATED)

Collegiate Media Training Program partners with a national corporate sponsor.



January 2018   **January 2019**   **February 2018**   April 2019   May 2019

July 2018   **February 2019**   **March 2018**   April 2019   September 2019

Esports Drawing Millions of Fans	Esportz Entertainment Corp. set up as new Delaware Corporation	Mindstream Assigns YouTube Channel Rights	New Media Center Lease Signed (ANTICIPATED)	College Media Training and Esportz Network (ANTICIPATED)
Esports tournaments and gamer population rapidly accelerating. New games increasing mobile adoption. Market Growth is Huge!	The company formally established to raise capital and invite esports fans to become owners.	Esportz Anticipates ongoing YouTube Channel Revenue. Recurring Revenue Day 1.	Esportz Entertainment Corp. Advances Plans to Buildout New Media Broadcast and Apparel Center in Orange County.	Esportz Pro rolls out College Media Training and Esportz Network expands programming with Media Center.

Meet Our Team



Mark F. Thimmig
CEO, CFO, Chairman

Mark F. Thimmig a leading expert in brand and product launch is Chairman, CEO, CFO of Esportz Entertainment Corp. and Conservaco, LLC, a global business development company focusing on Omni-Channel, integrated marketing, PR, influencer, brand development, and crowdfunding launch services. Mark brings 40 years of executive experience holding senior leadership positions with Fortune 100/ 500 companies, founding and operating

several successful businesses, and serving in numerous executive roles including Chairman, CEO, President, CFO, CMO, and as a public company member of the Board of Directors. He is an active investor across several sectors, including big data, fluid dynamics, proximity marketing, secure messaging, esports, and VR Gaming. Please see Mark's LinkedIn profile for more information:





Jordan Thimmig
CTO

12+ Years gaming experience. Please see Jordan's Linked profile for information on his background:





Ryan Thimmig
VP Sales

10+ Years gaming experience. Please see Ryan's Linked profile for information on his background:





George Pappas
Senior Director of PR

Please see George's Linked profile for information on his background:





David Cusick
Video Specialist

14+ Years gaming experience. Please see David's Linked profile for information on his background:





Mitchell Marowitz
Esports Associate

Mitchell is a skilled researcher and Esportz Network program content developer.





Rudolf Baldouino
Esports Associate

Rudolph is a skilled researcher and EsportZ Network program content developer.





Mariana Orozco
Esportz Intern

Mariana is conducting research and developing the fundamentals for the Esportz Pro media online training program.





Morgan Davis
Esportz Intern

Morgan is a skilled researcher and EsportZ Network program content analyst.



Offering Summary

Company : Esportz Entertainment Corp.

Corporate Address : 18004 Sky Park Circle, Suite 120, Irvine, CA 92614


Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount (per investor) : $350.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 10,000

Maximum Number of Shares Offered* : 1,070,000

Price per Share : $1.00

Pre-Money Valuation : $5,000,000.00


Maximum subject to adjustment for bonus shares. See Bonuses below


Perks* and Investment Bonuses

$500+ : 10% Bonus Shares and Premium Esportz Network Membership (Lifetime)

$1,000+ : 15% Bonus Shares and Premium Esportz Network Membership (Lifetime)

$2,500+ : 20% Bonus Shares and Premium Esportz Network Membership (Lifetime)

$5,000+ : 25% Bonus Shares and Premium Esportz Network Membership (Lifetime)

$10,000+ : 30% Bonus Shares and Premium Esportz Network Membership (Lifetime)

All perks occur after the offering is closed.


The 10% Bonus for StartEngine Shareholders

Esportz Entertainment Corp. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Travel and Entertainment". Vendor payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Esportz

Press Start

Esportz

We are Gamerz

News Updates

Competition Coverage

See All The Action

Follow Your Favorites

Media Training

Esportz

Follow Us

Esportz Network, YouTube, Instagram, Twitter, Facebook, Email, Phone 949-377-2970

TheTranscript for the Esportz Network Video is:

Esportz Network - there are no other words. This is an example of our Esportz Network broadcast introduction.

The Transcript for the CNN Video (Patrick Sung - CNN @psungcuadrado) is as follows:

I know what you are thinking, professional video games, seriously, well ya, this is serious business. (345m viewers by 2019) Get that image of a soda chugging, frozen pizza eating geek who never leaves his bedroom out of your head. Esports is the real deal like Evander Holifield, don't believe me, it doesn't matter, I got the facts to prove it. You may think it's about mashing buttons at random, no. Esports has got human reflexes fast enough to send both your fingers off the blocks (Some players perform 6.7 actions per second). Its got enough fans to make the NHL slip and slide (Viewers 33.3 m 2015 NHL Finals 36m 2015 Final League of Legends). Its got more java than an episode of Game of Thrones. Tell me more, tell me more. Ok, well now that I've got your attention, let me break it down for you. Huge tournaments are held all over the world with audiences of up to 113,000 people in attendance (800, + hours of esports watched on Twitch or 92,000+ years watched over 10 months) which is dwarfed by the online with some tournaments reaching 44 million viewers by platforms such as Twitch. Sponsors are getting involved pouring boatloads of cash. That's a real measurement, right? Esports is set to become a Billion dollar industry by the end of 2017, but the prize money is already turning these teenagers into multi-millionaires (Syed Sumail Hassan 17 Years old, $1.8 m + in prizes). So what do they play, a lot of different games. Esports is an all encompassing term for a variety games from multi player

online battle arena or MOBAS, like League of Legends to first person shooters like Counter Strike. So where is it going you say. Virtual Reality and all those bigger and better things. So why haven't I heard of it? Because you've been living under a rock. The fall of sheens guide to wake from your slumber and get ready to join the esports generation.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:00 AM 02/08/2019
FILED 11:00 AM 02/08/2019
SR 20190836201 - File Number 7273799

CERTIFICATE OF INCORPORATION

OF

Esportz Entertainment Corp.

FIRST. The name of the corporation is Esportz Entertainment Corp.

SECOND. The corporation's registered office in the State of Delaware is located at 300 Delaware Avenue, Suite 210-A, Wilmington, DE 19801 in New Castle County. The name of its registered agent at such address is United States Corporation Agents, Inc.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH. The total number of shares of all classes of stock which the corporation shall have authority to issue is 110,000,000 of which 100,000,000 shares of par value .0001 per share shall be designated as Common Stock and 10,000,000 shares of par value .0001 shall be designated as Preferred Stock. Shares of Preferred Stock may be issued in one or more series from time to time pursuant to a resolution or resolutions providing for such issue adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitation and restrictions thereof, of the shares of each series of Preferred Stock and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series of Preferred Stock, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

FIFTH. The incorporator of the corporation is LegalZoom.com, Inc., and its mailing address is 101 N. Brand Blvd., 11th Floor, Glendale, CA 91203.

SIXTH. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation.

SEVENTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the corporation.

EIGHTH. The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permitted by the General Corporation Law of Delaware. The corporation is authorized to indemnify, and advance expenses, to its officers, employees, other agents of the corporation and any other person to which the General Corporation Law of Delaware permits the corporation to provide indemnification to the fullest extent permitted by applicable law.

Any repeal or modification of this Section Eighth, by amendment of such section or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of the corporation existing at the time of, or increase the liability of any such person with respect to any acts or omissions in their capacity as a director, officer, employee, or other agent of the corporation occurring prior to, such repeal or modification.

I, the undersigned, as the sole incorporator of the corporation, hereby declare and certify that this certificate of incorporation is my act and deed and that the facts stated in this Certificate of Incorporation are true.

Date: February 5, 2019

/s/ Cheyenne Moseley
LegalZoom.com, Inc., Incorporator
By: Cheyenne Moseley, Assistant Secretary